Mail Stop 3561

May 1, 2006

Via U.S. Mail

Francis W. Murray
Chief Executive Officer
International Thoroughbred Breeders, Inc.
1105 N. Market Street, Suite 1300
Wilmington, DE 19899

> **RE:** **International Thoroughbred Breeders, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2005**
> **Form 10-Q for the Quarter Ended September 30, 2005**
> **Form 10-Q/A for the Quarter Ended September 30, 2005**
> **Form 10-K for the Six Months Ended December 31, 2005**
> **File No. 0-9624**

Dear Mr. Murray:

We have reviewed your response letter dated March 17, 2006, and have the following comments. As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please respond to confirm that the comments will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the Fiscal Year ended June 30, 2005

Item 6. Selected Financial Data, page 14

1.   We note from your response to prior comment number two that you will revise
        future filings to include income(loss) from continuing operations per common
        share for all periods presented. However, we note that the selected financial data
        in your amended Form 10-K for the fiscal year ended June 30, 2005, and your
        Form 10-K for the fiscal year ended December 31, 2005 does not include all
        disclosures required under Item 301(b)2 of Regulation S-K. Please confirm to us
        that you will comply with all of the disclosure requirements of Item 301(b)2 of
        Regulation S-K in future filings.

Item 7. Management's Discussion and Analysis, page 15
Reconciliation of Adjusted EBITDA to Net Income, page 20

2.   We note your response to prior comment number three; however, your
        presentation of the financial measure Total Adjusted EBITDA in the Form 10-Q
        for the quarter ended September 30, 2005 and Form 10-K for the six months
        ended December 31, 2005 continue to eliminate "unusual items" such as
        impairment loss and start-up costs for the Big Easy Vessel to arrive at Total
        Adjusted EBITDA. Item 10(e) of Regulation S-K specifically prohibits adjusting
        a non-GAAP financial performance measure to eliminate or smooth items
        identified as non-recurring, infrequent or unusual when the nature of the charge is
        such that it is reasonably likely to recur within two years. Further, removing
        charges or liabilities that require or will require cash settlement or, would have
        required cash settlement absent an ability to settle otherwise is prohibited (e.g.
        start-up costs for the Big Easy Vessel). In this regard, please revise your
        presentation of the financial measure, Total Adjusted EBITDA to comply with the
        guidance set forth Item 10(e) of Regulation S-K. For additional guidance, you
        may refer to FR-65 and "Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures" maintained on the Commissions' website.

Note (2)(D), PDS Transactions, page 42

3.   We have reviewed your response to our prior comment number 8 in which you
        explain why you believe the refinancing of the PDS loan on June 30, 2005 was
        not a substantial modification to the PDS Gaming loan agreements. However,
        based on your response, we are unclear as to how the Company determined that
        cash flows under the old financing arrangements did not differ by 10% or more
        from the cash flows required under the new financing agreement. In this regard,

we note that the Company obtained additional funds of $2,158,166 as part of the refinancing transaction. Please provide us with the analysis prepared in support of the conclusion that cash flows under the old and new arrangements did not differ by more than 10%.

4.   Also, please revise future filings to disclose the reason(s) why management believes that the refinancing of the PDS loan was not considered an extinguishment of debt in accordance with EITF No. 96-19. Your revised disclosure should be in similar detail as provided in your response.

Note (3) Description of Leasing Arrangements, page 45

5.   Based upon your response to prior comment number ten, it is unclear to us how your accounting treatment for the capital lease related to the Big Easy Vessel complies with GAAP. Specifically, you indicate that you are capitalizing the total of (1) the costs incurred for improvements; (2) all payments required under the PDS gaming loans; and (3) all payments required under the Big Easy charter hire fees; however, guidance under paragraph 10 of SFAS No. 13 states that a lessee shall record a capital lease as an asset and obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease, net of certain costs.   In this regard, please explain in detail how your accounting treatment of the capital lease associated with the Big Easy Vessel complies with GAAP and provide us with the basis for your conclusions. Also, provide us with the relevant accounting guidance which supports your accounting treatment.

6.   In addition, please tell us whether your accounting treatment of your capital lease for the Palm Beach Princess complies with the lease accounting guidance outlined in paragraph 10 of SFAS No. 13. According to your disclosure, it appears that you have capitalized an amount equivalent to the purchase price at the end of the lease term or $17,500,000. However, it is unclear whether this amount represents the present value of the minimum lease payments at the beginning of the lease term as defined in SFAS No. 13. Please advise. If your treatment differs from the guidance prescribed in SFAS No. 13, provide us with your basis for accounting and tell us how it complies with GAAP. We may have further comment upon receipt of your response.

Note (5) Notes Receivable, page 48

(A) Second Cherry Hill Note, page 48

7.   We note your response to prior comment number 11; but do not consider your response to be fully responsive. Please address why you believe it is appropriate to use Mr. Parello's 50% ownership interest in Palm Beach Empress, Inc. to determine the fair value of the Second Cherry Hill Note.

8.   We note from your response to prior comment number 12 that you assessed the impairment of the Cherry Hill Note based on real estate appraisals of the fair value of Garden State Park as well as the fair value assessment completed for December 2005 based on historical financial statements in addition to future projections. In this regard, please tell us how your method for measuring impairment complies with the guidance outlined in paragraphs 13 of SFAS No. 114. As part of your response, please tell us whether the loan is collateral dependent (i.e. Garden State Park). If the loan is not collateral dependent, tell us why your impairment analysis which is based primarily on real estate appraisals of the property is appropriate for determining the fair value of the loan. We may have further comment upon receipt of your response.

Note (24) Related Party Transactions, page 63

9.   Your response to prior comment number 17 did not address why interest associated with the advances from Mr. Murray is not being recognized. Please explain to us and disclose in future filings how your accounting treatment complies with the guidance prescribed in SAB Topics 1:B and 5:T. Also, we note that you indicate in your response that Mr. Murray received 689,730 shares in common stock representing $344,685 in deferred salary in July 2004. Please tell us and revise future filings to disclose where the issuance of such common stock has been reflected within your statement of shareholders' equity. Further, tell us whether the shares were issued at fair market value. If the shares were issued at an amount below fair market value, tell us and disclose in future filings how you valued and accounted for the additional compensation expense within the financial statements.

Note (26) Subsequent Events, page 65

(D) Placement Fee Agreement, page 67

10.   We note from your response to prior comment number 19 that shares of your common stock valued at $2.00 per share were issued PDS Gaming Corporation in December 2005 as payment for placement fees associated with your debt arrangement with PDS and as a result, you fully expensed the placement fees during the same period. In this regard, please explain to us why you believe it was appropriate to fully expense the placement fees in December 2005 rather than amortized them over the life of the loan as additional interest expense. Please explain the basis for your accounting treatment and provide us with the guidance which supports your conclusion(s). Further, it appears that the shares of common stock issued in connection with the placement fees were valued at an amount below fair value. If so, tell us whether this resulted in any additional accounting recognition and explain how it was accounted for within your financial statements. We may have further comment upon receipt of your response.

Form 10-Q for the Fiscal Year Ended September 30, 2005

Note (2) Unregistered Sales of Equity Securities, page 8

11.   We note according to the revised disclosures provided in your amended Form 10-Q for the quarter ended September 30, 2005, you recognized additional interest expense of $60,400 relating to a beneficial conversion feature associated with the Series B Convertible Preferred Shares. However, your response to prior comment number 20 and revised disclosures did not address how the proceeds received from the financing were allocated between the preferred shares and the detachable warrants in accordance with paragraph 5 of ETIF No. 00-27. Please advise us of your accounting treatment and revise your disclosures in future filings accordingly. Also, revise the notes to the financial statements to clearly describe how the warrants to acquire 236,760 shares at $3.25 that were granted to Series B Convertible Preferred Stock Shareholders and the warrants issued to MBC Global in connection with the financing were valued and accounted for within the financial statements.

12.   Further, the restated financial statements included in your amended Form 10-Q for the quarter ended September 30, 2005 should include a restatement footnote regarding the nature and reason for the error and the effect of the correction had on the financial statements pursuant to the disclosure requirements in paragraph 37 of APB No. 20. Please revise your notes to the financial statements, accordingly.

Form 10-K for the six months ended December 31, 2005

Financial Statements

13. We note that currently you present in your Form 10-K financial information for the transition period only. Please note that you are also required to provide prior year information comparable to the transition period within your filing. Financial statements for the prior period may be unaudited and presented either on the face of the financial statements or on a condensed basis in the notes. The footnotes to the financial statements should also reflect comparable prior year information to the transition period, where appropriate. Please revise your Form 10-K for the six months ended December 31, 2005, accordingly.

14. Please revise your financial statements to reflect the recognition and disclosures related to the beneficial conversions feature associated with the Series B Convertible Preferred Stock valued at $60,400, and warrants to acquire 236,760 shares of common stock granted to Series B Convertible Preferred Stock Shareholders and valued at $44,253 which were included in your quarterly report on Form 10-Q/A for the quarter ended September 30, 2005.

Note (1) Basis of Presentation, page 47

15. We note from the disclosure provided in Note 1 that the Company's ongoing losses from operations and its lack of working capital have caused the Company to be in default on certain of its debt covenants and the Company has been unable to make its required principal and its full interest payments since September 1, 2005. We also note that the Company entered into a forbearance agreement with its lender which has waived prior defaults and which permits the Company to defer certain payments. Given the Company's default of its debt covenant and payment obligations, please explain why the Company has classified the related obligations as long-term at December 31, 2005. Refer to the guidance outlined in EITF 86-30. We may have further comment upon receipt of your response.

Note (2) Summary of Significant Accounting Policies
Impairment of Long-Lived Assts

16.   Given the significant ongoing losses from operations experienced by the
        Company for fiscal years 2004 and 2005, including the six months ended
        December 31, 2005 and the indefinite suspension of operations with respect to the
        Big Easy Vessel, please explain in further detail and discuss in MD&A, the basis
        for the Company's conclusion that its long-lived assets including property plant
        and equipment, receivables and intangible assets are not impaired at December
        31, 2005. As part of your response and your revised disclosure, please explain the
        methods and assumptions used to evaluate each category of long-lived assets for
        impairment and discuss the results of your most recent impairment analysis. Your
        response should also specifically address why you do not believe your investment
        in the Big Easy Vessel is not impaired at December 31, 2005 given its current
        inability to conduct operations. We may have further comment upon receipt of
        your response.

Note (18) Commitments and Contingencies, page 65

17.   Please tell us and explain in your financial statements how you valued and
        accounted for the warrants issued or to be issued to MBC Global LLC in
        connection with their advisory agreement.

Note (21) Stock-Based Compensations, page 68

(A) Employee and Non-employee stock options, page 70

18.   We note the disclosure indicating that SFAS No.123R is effective for the
        Company for the six month period ended December 31, 2005. We also note that
        because the Company did not issue any options to employees during the six
        months ended December 31, 2005, there was no effect on earnings from the
        adoption of SFAS No.123R. Please note that paragraph 74 indicates that at the
        date of adoption, compensation cost for the portion of awards for which the
        requisite service period has not been rendered that are outstanding as of the
        required effective date (i.e., unvested awards)shall be recognized as the requisite
        service is rendered on or after the effective date. Given this requirement, and the
        fact that a portion of your outstanding options are not exercisable at December 31,
        2005, please explain why adoption of SFAS No.123R had no impact on your
        results of operations during the six months ended December 31, 2005.

(B) Warrants, page 70

19.   Please tell us and revise your notes in future filings to disclose how the warrants to acquire 200,000 shares of common stock issued to various parties in connection with loaning the Company $400,000 was valued and accounted for within the financial statements.

Note (27) Subsequent Events, page 74

20.   Please tell us and explain in the notes to your financial statements how you valued and accounted for the penalty warrants issued in connection with the borrowing of $400,000 on November 9, 2005.

Exhibits

21.   Please amend your Form 10-K for the six months ended December 31, 2005 to include a Section 906 certification which refers to the six months ended December 31, 2005 rather than for the year ended June 30, 2005.

        You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding the comments above.

                                                Sincerely,

                                                Linda Cvrkel
                                                Branch Chief